Exhibit 99.201

NexTech AR Names SAP Tech Leader Eugen Winschel as Chief Operating Officer

18 Year Technology Driven Industry Veteran to Lead Large Scale Growth Initiatives into Global Enterprise Market for Video Conferencing and Augmented Reality

Vancouver B.C. – August 25th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality (AR) for eCommerce, AR learning applications, and AR-enhanced video conferencing and virtual events is pleased to announce it has hired SAP executive Eugen Winschel as Chief Operating Officer. Eugen was a Global Vice President business Leader at SAP, an expert in Artificial Intelligence (AI) and Next-Gen UX developer as well as innovative entrepreneur and intrapreneur.

Winschel has an extensive track record of proven success. In his previous positions with SAP as Global Vice President, he completely transformed the size and experience for global and regional events, digitized the physical world with IoT technology, delivered the first Enterprise Artificial Intelligence solution by using Machine Learning and Natural Language Processing, and ran multiple corporate-wide growth and efficiency initiatives.

In his new role with NexTech, Winschel will be responsible for scaling the company from a 70 person organization into a global powerhouse of 700 people or more, for next-generation augmented reality and video conferencing solutions. With the hiring of Winschel, NexTech expands its organizational capabilities as it rapidly grows and scales from being a visionary startup.

Winschel brings to NexTech extensive global leadership experience in software development for intelligent enterprise solutions and driving transformative innovation and growth. Winschel previously spent 18 years leading global and regional efforts for product development, sales and marketing at SAP, the market leader in enterprise application software. During his time with SAP, Winschel was recognized as an exceptionally innovative intrapreneur, driving cutting-edge products, as well as highly complex strategic, operational and financial initiatives.

Eugen Winschel, incoming Chief Operating Officer of NexTech AR comments “NexTech is one of the most exciting and innovative companies in the augmented reality space with a novel visionary approach. I was impressed with how their focus on evolving the technology is perfectly synchronized with their business acumen and ability to see how AR can improve business interactions”. He continues “People around the globe have shifted to a heavy reliance on virtual connectivity and the AR products that NexTech is creating will change how people do business. Evan Gappelberg has created a unique foundation on which to build the company, resulting in a transformational platform, immensely talented colleagues and limitless potential. It is a personal honor to join Evan and the team to take NexTech to the next level and beyond.”

Evan Gappelberg, CEO of NexTech AR comments, “The NexTech board is thrilled to have Eugen join the company, and I am beyond excited to have him join the NexTech family at this pivotal time of our rapid growth stage. Bringing on an experienced and innovative technology executive is critical to our future growth. In addition to his 18 years of worldwide experience at SAP, he comes with an unique combination of business and technical savvy and a great understanding for financial success. He consistently exceeds expectations in all areas and I’m confident that he will add tremendous value to the team from day one.”

During his 18 year career at SAP Mr Winschel’s leadership responsibilities included:

●	Global Vice President, Product Management for User Experience – Intelligent Enterprise Group

●	Global Vice President, Head of Product Management for Enterprise Artificial Intelligence

●	Global Vice President, Head of Digital Business Engineering

●	Global Chief Operating Officer (COO) Worldwide Marketing and Communications Regions

●	Regional Chief Operating Officer (COO) Middle and Eastern Europe Region, SAP Marketing

●	Executive Director Office of the Chief Marketing Officer

●	Director Solution Management

●	Head of Business Innovation & Operations Industry Solutions

●	Program Manager Business Innovation Industry Solutions

Pursuant to his appointment, Mr. Winschel will be granted 500,000 stock options with an exercise price of $5.88 for a period of three years. The Company also granted 50,000 incentive stock options to a consultant priced at $5.88 for a period of three years.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

InfernoAR: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s InfernoAR platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its Aritize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

4